EXHIBIT 99.1

Fury Announces Filing of NI 43-101 Technical Report for Increased Mineral Resource Estimate at Eau Claire

VANCOUVER, Canada – June 28, 2024 – Fury Gold Mines Limited (TSX and NYSE American: FURY) (“Fury” or the “Company”) is pleased to announce that, further to the Company’s news release dated May 14, 2024, it has filed on SEDAR+ an independently prepared National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) resource update technical report (the “Report”) on its 100% owned Eau Claire project located in the Eeyou Istchee Territory of the James Bay region of Quebec.

Highlights of the Report include:

•	Addition of 307koz Au in the Measured and Indicated category (a 36.0% increase) and 223koz Au in the Inferred category (a 44.6% increase).
•	Eau Claire Resource remains open for further expansion through additional drilling.
•	Eau Claire vein geometry steepened in areas with new data and interpretation.
•	Percival is one of 15+ anomalies along the Percival – Serendipity trend.

The Report titled "Mineral Resource Estimate Update for the Eau Claire Project, Eeyou Istchee James Bay Region of Quebec, Canada" is dated June 25, 2024, has an effective date of May 10, 2024 and supports the disclosure made by Fury in its news release titled "Fury Updates Mineral Resources at Eau Claire, Increasing Measured and Indicated Gold Ounces By 36%, And Inferred Gold Ounces by 45%” (see news release dated May 14, 2024). There are no material differences in the Report from the results disclosed in the Company's May 14, 2024 news release. The Report can be found under the Company’s profile on SEDAR+ (www.sedarplus.ca) and on the Company’s website (www.furygoldmines.com).

David Rivard, P.Geo, Exploration Manager at Fury, is a "qualified person" within the meaning NI 43-101 and has reviewed and approved the technical disclosures in this press release.

The May 2024 Mineral Resource Estimate has been prepared by Maxime Dupéré, P. Geo., Geologist with SGS Geological Services, a “qualified person” within the meaning of NI 43-101.

Fury Gold Mines Limited 1630 - 1177 West Hastings Street, Vancouver, BC, Canada V6E 2K3	TSX: FURY NYSE American: FURY www.furygoldmines.com

About Fury Gold Mines Limited

Fury Gold Mines Limited is a well-financed Canadian-focused exploration company positioned in two prolific mining regions across Canada and holds a 54 million common share position in Dolly Varden Silver Corp (approximately 18.99% of issued shares). Led by a management team and board of directors with proven success in financing and advancing exploration assets, Fury intends to grow its multi-million-ounce gold platform through rigorous project evaluation and exploration excellence. Fury is committed to upholding the highest industry standards for corporate governance, environmental stewardship, community engagement and sustainable mining. For more information on Fury Gold Mines, visit www.furygoldmines.com.

For further information on Fury Gold Mines Limited, please contact:

Margaux Villalpando, Manager Investor Relations

Tel: (844) 601-0841

Email: info@furygoldmines.com

Website: www.furygoldmines.com

No regulatory organization has approved the contents hereof.

Fury Gold Mines Limited 1630 - 1177 West Hastings Street, Vancouver, BC, Canada V6E 2K3	TSX: FURY NYSE American: FURY www.furygoldmines.com